Exhibit 99.1
IMPORTANT INFORMATION FOR SHAREHOLDERS
Notice of the Annual and Special Meeting of Shareholders
and
Information Circular
May 15, 2006

TABLE OF CONTENTS

INVITATION TO SHAREHOLDERS	1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	1

INFORMATION CIRCULAR	1

VOTING AND PROXIES	1
BUSINESS OF THE MEETING	4
Receive the Financial Statements	4
Election of Directors	4
Appointment and Remuneration of Auditors	5
Amendment to the 2001 Incentive Stock Option Plan and Related Resolutions	6

STATEMENT OF EXECUTIVE COMPENSATION	8
Compensation of Executive Officers	8
Stock Options Granted in the 2005 Financial Year	9
Aggregated Option Exercises During 2005 Financial Year and Option Value at the End of December 31, 2005	9
Employment Contracts with Named Executive Officers	9
Directors and Senior Executives Liability Insurance and Indemnity Agreements	11
Report on Executive Compensation	11
Director Compensation	12
Securities Authorized For Issuance Under Equity Compensation Plans	13
2001 Incentive Stock Option Plan	13
Indebtedness of Directors and Executive Officers	13
Performance Graph	14

OTHER INFORMATION	14
Interest of Certain Persons in Matters to be Acted Upon	14
Interest of Informed Persons in Material Transactions	14
Corporate Governance Practices	15
Additional Information	15
Approval of Circular	15

SCHEDULE A – REPORTING PACKAGE	16

SCHEDULE B – CORPORATE GOVERNANCE PRACTICES	1

General	1
Board of Directors	1
Composition of the Board	1
Board Mandate	2
Position Descriptions	2
Orientation and Continuing Education	2
APPENDIX A	1

May 15, 2006
INVITATION TO SHAREHOLDERS
     On behalf of the entire Board of Directors of Cardiome Pharma Corp., I would like to extend an invitation for you to join us at our Annual and Special Meeting of shareholders. The meeting will be held at the Regency A Ballroom, Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, British Columbia, Canada on June 12, 2006, at 1:30 p.m. (Vancouver Time).
     At the meeting, we will be voting on a number of important proposals and I hope you will take the time to consider the information dealing with these matters as set out in the accompanying Information Circular. We would very much value your support on these proposals. I encourage you to exercise your vote, either at the meeting or by completing and sending in your proxy. Use of the proxy form is explained in the accompanying Information Circular. If you are a “non-registered” shareholder, you should follow the instructions that you receive from the institution that holds your shares to ensure that your shares get voted at the meeting in accordance with your wishes.
     The meeting will provide you with a forum to learn more about our 2005 performance and hear first-hand about our current activities and plans for the future. It will also provide you with an excellent opportunity to meet the Corporation’s directors and senior management and ask them your questions.
     I hope that you will attend the meeting and I look forward to seeing you there.
Sincerely,
Robert W. Rieder
Chief Executive Officer & Vice-Chairman
Cardiome Pharma Corp.
CARDIOME PHARMA CORP.

6190 Agronomy Road

6th Floor	Toll Free: 1 800 330 9928

Vancouver BC	Web: www.cardiome.com

Canada V6T 1Z3

CARDIOME PHARMA CORP.
6190 Agronomy Road, 6th Floor
Vancouver, B.C. V6T 1Z3
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO THE SHAREHOLDERS:
     NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the “Meeting”) of the shareholders of CARDIOME PHARMA CORP. (the “Corporation”) will be held at the Regency A Ballroom, Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, British Columbia, Canada, on June 12, 2006 at 1:30 p.m. (Vancouver Time), for the following purposes:
(1)	to receive the financial statements of the Corporation for the twelve month period ended December 31, 2005 and the report of the auditors thereon;

(2)	to elect the directors of the Corporation to hold office until their successors are elected at the next annual meeting of the Corporation;

(3)	to appoint the auditors of the Corporation to hold office until the next annual meeting of the Corporation and to authorize the directors to fix the remuneration to be paid to the auditors;

(4)	with respect to the Corporation’s 2001 Incentive Stock Option Plan (the “Plan”), to ratify, confirm and approve: (i) the amendment to the Plan to increase the number of Common Shares reserved for issuance under the Plan; (ii) the replenishment of the maximum number of Common Shares issuable under the Plan; and (iii) the conditional grant of 114,902 options to purchase common shares, the full text of which resolution is set out in the accompanying Information Circular under “Business of the Meeting – Amendment to the 2001 Incentive Stock Option Plan and Related Resolutions”; and

(5)	to transact such other business as may properly be brought before the Meeting.
     Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.
     The directors of the Corporation have fixed the close of business on May 3, 2006 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.
     Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Pacific Corporate Trust Company, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.
     All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.
     DATED at Vancouver, British Columbia, as of this 15th day of May, 2006.
     By Order of the Board of Directors
     (/s/ Robert W. Rieder)
     Robert W. Rieder
     Chief Executive Officer & Vice-Chairman

CARDIOME PHARMA CORP.
6190 Agronomy Road, 6th Floor
Vancouver, B.C. V6T 1Z3
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
INFORMATION CIRCULAR
Unless otherwise provided, the information herein is given as of May 3, 2006.
VOTING AND PROXIES
Solicitation of Proxies
This Information Circular is furnished to the shareholders of the Corporation in connection with the solicitation of proxies for use at the Annual and Special Meeting of the Corporation to be held at the Regency A Ballroom, Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, BC, Canada, on June 12, 2006 at 1:30 p.m. (the “Meeting”) by management of the Corporation. The solicitation will be primarily by mail, however, proxies may also be solicited personally or by telephone by the directors, officers or employees of the Corporation. The Corporation may also pay brokers or other persons holding common shares of the Corporation (the “Common Shares”) in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to beneficial shareholders for the purposes of obtaining their proxies. The costs of this solicitation are being borne by the Corporation.
What will be voted on at the Meeting?
Shareholders will be voting on those matters that are described in the accompanying Notice of Annual and Special Meeting of Shareholders. The Notice includes all the matters to be presented at the Meeting that are presently known to management. A simple majority (that is, greater than 50%) of the votes cast, in person or by proxy, will constitute approval of these matters.
Who is entitled to vote?
Only registered holders of Common Shares (“Registered Shareholders”) on May 3, 2006 (the “Record Date”) are entitled to vote at the Meeting or at any adjournment thereof. Each Registered Shareholder has one vote for each Common Share held at the close of business on the Record Date. As of May 3, 2006, there were 52,984,494 Common Shares outstanding. As of that date, to the knowledge of the directors and senior officers of the Corporation, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over Common Shares carrying more than 10% of the voting rights of the Corporation.
Can I vote Common Shares that I acquired after May 3, 2006?
Unfortunately not. The Canada Business Corporations Act (“CBCA”) states that only a shareholder whose name is on the list of shareholders as at the Record Date is entitled to vote at the Meeting.
How to vote
If you are a Registered Shareholder, there are two ways in which you can vote your shares. You can either vote in person at the Meeting or you can vote by proxy.
     Voting by Proxy
     If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend at the Meeting as your proxyholder. In the proxy, you can either direct your proxyholder how you want your shares to be voted or let your proxyholder choose for you. You can always revoke your proxy if you decide to attend the Meeting and wish to vote your shares in person (see “Revoking a Proxy”).

     Voting in Person
     Registered Shareholders who will attend the Meeting and wish to vote their Common Shares in person should not complete a proxy form. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, Pacific Corporate Trust Company, upon your arrival at the Meeting.
What if I am not a Registered Shareholder?
Many shareholders are “non-registered shareholders.” Non-registered shareholders are those whose shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee, or custodian). Unless you have previously informed your intermediary that you do not wish to receive material relating to the Meeting, you should receive or have already received from the Corporation a request for voting instruction form or from your intermediary either a request for voting instructions or a proxy form. In either case you have the right to exercise voting rights attached to the Common Shares beneficially owned by you, including the right to attend and vote the Common Shares directly at the Meeting.
The documents that you receive and who you receive them from will vary depending upon whether you are a “non-objecting beneficial owner”, or “NOBO”, which means you have provided instructions to your intermediary that you do not object to the intermediary disclosing beneficial ownership information about you to the Corporation for certain purposes, or an “objecting beneficial owner”, or “OBO”, which means that you have provided instructions to your intermediary that you object to the intermediary disclosing such beneficial ownership information.
If you are a NOBO, included with these materials is a request for voting instructions from the Corporation or its agent.
These securityholder materials are being sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf. By choosing to send these materials to you directly, the Corporation has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.
If you wish to attend the Meeting and vote in person, write your name in the place provided for that purpose in the voting instruction form provided to you and we will deposit it with our transfer agent, or, if you request on the voting instruction form, we will send you a form of legal proxy that will grant you or your appointee the right to attend the Meeting and vote in person. If you do not intend to attend the Meeting or have an appointee do so on your behalf but you wish your shares to be voted, please complete and return the information requested in the voting instruction form to provide your specific voting instructions. Otherwise your shares will not be voted.
If you are an OBO, you should receive or have already received from your intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow providing voting instructions by telephone, on the Internet, by mail or by fax. If you wish to vote in person at the Meeting you should follow the procedure in the directions and instructions provided by or on behalf of your intermediary and insert your name in the space provided on the request for voting instructions or proxy form or request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.
Whether you are a NOBO or an OBO, if you wish to attend the Meeting and vote in person, do not otherwise complete any voting form you may receive. Please register with the transfer agent, Pacific Corporate Trust Company, upon your arrival at the Meeting.
What is a Proxy?
A proxy is a document that authorizes someone else to attend the Meeting and cast the votes for a Registered Shareholder. Registered Shareholders are being sent a form of proxy for the Meeting permitting them to appoint a person to attend and act as proxyholder at the Meeting. Use it or any other valid proxy form to appoint a proxyholder. The enclosed form of proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting including any continuation after adjournment of the Meeting.
If you complete the enclosed form of proxy by marking the appropriate boxes on the proxy form, your shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your shares in their discretion.
A proxy in the form being sent to Registered Shareholders must be distinguished from a “legal proxy”, which is a voting power of attorney granted to a non-registered shareholder or to a person designated by the non-registered shareholder under a written request of the non-registered shareholder. If you are a NOBO that has been sent these materials, if you so request in your voting instruction form, the Corporation will arrange at no cost to you, to deposit with our transfer agent, or deliver to you, a legal proxy to the extent that the Corporation’s management holds a proxy given directly by the Registered Shareholder or indirectly given by the Registered Shareholder through one or more other proxyholders in respect of the shares beneficially owned by you.
Appointing a Proxyholder
Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can choose anyone you want to be your proxyholder. It does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form or complete any other legal proxy form and deliver it to Pacific Corporate Trust Company within the time hereinafter specified for receipt of proxies.
If you leave the space on the proxy form blank, either Robert W. Rieder or Mark C. Rogers, both of whom are named in the form, are appointed to act as your proxyholder. Dr. Rogers is the Chairman of the Board, and director of the Corporation and Mr. Rieder is the Chief Executive Officer, Vice-Chairman of the Board and a director of the Corporation.
For the proxy to be valid, it must be completed, dated and signed by the holder of Common Shares or the holder’s attorney authorized in writing and then delivered to the Corporation’s transfer agent, Pacific Corporate Trust Company, in the envelope provided or by fax to (604) 689-8144 and received no later than 48 hours prior to the Meeting or any adjournment thereof.
How will my Common Shares be voted if I give my Proxy?
If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your Common Shares for you at the Meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, or WITHHOLD), then your proxyholder must vote your Common Shares accordingly.
If you have not specified how to vote on a particular issue, then your proxyholder can vote your Common Shares as they see fit. However, if you have not specified how to vote on a particular issue and Dr. Rogers or Mr. Rieder have been appointed as proxyholder, your Common Shares will be voted in favour of the particular issue. For more information on these issues, see “Business of the Meeting”. The enclosed form of proxy confers discretionary authority upon the proxyholder you name with respect to amendments or variations to the matters identified in the accompanying Notice of Annual Meeting of Shareholders and other matters that may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting, your proxyholder may vote your Common Shares as they consider best.
Revoking a Proxy
If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used. You or your authorized attorney may revoke a proxy by (i) clearly stating in writing that you want to revoke your proxy and delivering this revocation by mail to Pacific Corporate Trust Company, 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, Canada, V6C 3B9 or fax to (604) 689-8144, or to the registered office of the Corporation, Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia V7Y 1K2, Attention: Joseph Garcia, Corporate Secretary, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or (ii) in any other manner permitted by law. Revocations may also be delivered to the Chairperson of the Meeting on the day of the Meeting or any adjournment thereof. Such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority confirmed by the proxy. If you revoke your proxy and do not replace it with another in the manner provided in “Appointing a Proxyholder” above, you will be able to vote your Common Shares in person at the Meeting.
Only registered shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for the Corporation (where the non-registered holder is a NOBO) or their intermediaries (where the non-registered shareholder is an OBO) to change their vote and if necessary revoke their proxy.
Cost of this Solicitation of Proxies
The cost of this solicitation of proxies is borne by the Corporation. It is expected that the solicitation will be primarily by mail, but proxies or votes or voting instructions may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Corporation without special compensation. In addition, the Corporation may retain the services of agents to solicit proxies or votes or voting instructions on behalf of management of the Corporation. In that event, the Corporation will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities that may be incurred by them in performing their services. The Corporation may also reimburse brokers or other persons holding Common Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies or votes or voting instructions.
Who counts the votes?
The Corporation’s transfer agent, Pacific Corporate Trust Company, counts and tabulates the proxies. This is done independently of the Corporation to preserve confidentiality in the voting process. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.
How do I contact the transfer agent?
If you have any inquiries, the transfer agent, Pacific Corporate Trust Company, can be contacted as follows:

Mail:	Pacific Corporate Trust Company
510 Burrard Street, 3rd Floor
Vancouver, British Columbia
V6C 3B9

Telephone:	(604) 689-9853

Fax:	(604) 689-8144
BUSINESS OF THE MEETING
Receive the Financial Statements
The consolidated financial statements of the Corporation for the twelve month period ended December 31, 2005 are in the Annual Report, which has been mailed to shareholders with the Notice of Annual and Special Meeting of Shareholders and this Information Circular.
Election of Directors
Pursuant to the Articles of Continuation of the Corporation, the number of directors of the Corporation is set at a minimum of three (3) and a maximum of twenty (20) and the directors are authorized to determine the actual number of directors to be elected from time to time. The Corporation currently has seven (7) directors. Each director of the Corporation is elected annually and holds office until the next Annual Meeting of the Corporation unless he or she ceases to hold office prior to such time. The persons proposed for nomination are, in the opinion of the Board and management, well qualified to act as directors for the ensuing year. The persons named in the enclosed form of proxy intend to vote for the election of such nominees.
The following table sets forth for all persons proposed to be nominated by management for election as director, the positions and offices with the Corporation now held by them, their present principal occupation and principal occupation for the preceding five (5) years, the periods during which they have served as directors of the Corporation and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as at May 3, 2006.

	Position with the		No. of Common Shares
	Corporation and		Beneficially Owned,
Name, Province/State and	when Individual	Present Principal Occupation or	Controlled or
Country of Residence(1)	became a Director	Employment(1)	Directed(1)(2)
Mark C. Rogers, M.D., M.B.A.(3) Florida, United States	Director and Chairman of the Board March 8, 2002	Principal, Bradmer Ventures	Nil

Robert W. Rieder, M.B.A. British Columbia, Canada	Director, Chief Executive Officer and Vice-Chairman of the Board April 21, 1997	Chief Executive Officer (April 1998 to Present); President, Cardiome Pharma Corp. (April 1998 to February 2006)	273,300

Jackie M. Clegg(5)(6) Washington, DC, United States	Director September 2, 2004	Founder and Managing Partner, Clegg International Consultants, L.L.C. (September 2001 to present); Vice Chair, Export – Import Bank of the United States (June 1997 to July 2001)	Nil

Fred H. Mermelstein, Ph.D.(3)(4)(5) Massachusetts, United States	Director March 8, 2002	President and Founder, Javelin Pharmaceuticals, Inc. (formerly Innovative Drug Delivery Systems, Inc.)	781,581

Peter W. Roberts, FCA, CPA(5)(6) British Columbia, Canada	Director September 18, 2005	Retired (March 2004 to present); Chief Financial Officer and Corporate Secretary, Sierra Wireless, Inc. (January 1999 to March 2004)	Nil

Harold H. Shlevin, Ph.D.(4)(5)(6) Georgia, United States	Director October 14, 2004	Global Senior Vice President, Regulatory, External Affairs, Safety and Quality Strategies, Solvay Pharmaceuticals Inc. (January 2006 to present) President and Chief Executive Officer, Solvay Pharmaceuticals, Inc. (July 2000 to January 2006)	Nil

Ralph Snyderman, M.D.(3)(4) North Carolina, United States	Director March 11, 2002	Chancellor Emeritus, Duke University (June 2004 to Present), President and Chief Executive Officer, Duke University Health System (1998 to Present); Chancellor to Health Affairs, Duke University Medical Center (1989 to July 2004)	Nil
Notes:

(1)	This information has been provided by the respective nominee as of May 3, 2006.

(2)	The number of Common Shares held includes Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by the proposed nominee.

(3)	Member of the Nomination Committee. Dr. Rogers is the Chair.

(4)	Member of the Compensation Committee. Mr. Mermelstein is the Chair.

(5)	Member of the Audit Committee. Mr. Roberts is the Chair.

(6)	Member of the Corporate Governance Committee. Ms. Clegg is the Chair.
The Corporation is not aware that any of the above nominees will be unable or unwilling to serve; however, should the Corporation become aware of such an occurrence before the election of directors takes place at the Meeting, if one of the persons named in the enclosed form of proxy is appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom the Corporation in its discretion may select.
Appointment and Remuneration of Auditors
The Audit Committee of the Corporation has recommended a change in auditor for business reasons. Ernst & Young LLP, Chartered Accounts (“E & Y”), after 8 years of being the auditor of the Corporation, was terminated as resolved by the Board of Directors (the “Board”) on April 21, 2006. On this date, the Board also resolved that KPMG LLP, Chartered Accountants (“KPMG”) be appointed as auditor of the Corporation. KPMG will be nominated at the Meeting for appointment as auditor of the Corporation at a remuneration to be fixed by the directors. KPMG is located at 777 Dunsmuir Street, Vancouver, British Columbia.
There have been no reportable events between the Corporation and E & Y for the purposes of National Instrument 51-102 – Continuous Disclosure Obligations. A copy of the Corporation’s Reporting Package with respect to the termination of E & Y and proposed appointment of KPMG as auditor of the Corporation (including the Notice of Change of Auditor, a letter from KPMG and a letter from E & Y) is attached as Schedule “A” to this Information Circular.
The resolution appointing auditors must be passed by a majority of the votes cast by the shareholders who vote in respect of that resolution.
     Principal Accountant Fees and Services
     The following table provides information about the fees billed to us for professional services rendered by E & Y, the Corporation’s principal accountant, during fiscal 2005 and 2004:

	December 31, 2005	December 31, 2004
Audit Fees(1)	$268,601	$121,190
Audit-Related Fees(2)	$5,018	—
Tax Fees(3)	$45,686	$8,107
All Other Fees(4)	—	—
Notes:

(1)	Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)	Audit related fees are fees for assurance and related services related to the performance of the audit or review of the annual financial statements that are not reported under “Audit Fees”. These include due diligence for business acquisitions, audit and accounting consultations regarding business acquisitions, and other attest services not required by statute.

(3)	Tax fees included tax compliance, tax planning, tax advice and various taxation matters.

(4)	There were no other services provided by our principal accountant, other than audit and tax services.
     Pre-Approval Policies
     Since the enactment of the Sarbanes-Oxley Act of 2002 on July 30, 2002, all audit and non-audit services performed by the Corporation’s auditor for the twelve-month period ended December 31, 2005 were pre-approved by the Audit Committee of the Corporation. It is the Corporation’s policy that all audit and non-audit services performed by the Corporation’s auditor will continue to be pre-approved by the audit committee of the Corporation.
Amendment to the 2001 Incentive Stock Option Plan and Related Resolutions
At the Meeting, shareholders will be asked to, if deemed advisable, ratify, confirm and approve an ordinary resolution with respect to the Corporation’s 2001 Incentive Stock Option Plan (herein referred to as the “2001 Incentive Stock Option Plan” or the “Plan”), to: (i) amend the Plan to increase the maximum number of Common Shares issuable under the Plan from 5,750,000 representing 10.85% of the Corporation’s issued and outstanding Common Shares as of May 3, 2006 (9.95% on a fully diluted basis) to 6,650,000 representing 12.55% of the Corporation’s issued and outstanding Common Shares as at May 3, 2006 (11.51% on a fully diluted basis); (ii) replenish the maximum aggregate number of Common Shares issuable under the 2001 Incentive Stock Option Plan; and (iii) ratify the conditional grant of 114,902 options to purchase Common Shares (the “Amendment and Related Resolutions”).
     The 2001 Incentive Stock Option Plan
     The 2001 Incentive Stock Option Plan was approved by shareholders of the Corporation on May 28, 2001 and was subsequently amended on May 27, 2002, May 25, 2004 and June 6, 2005. Pursuant to the Plan, the Board may, at its discretion, grant options to purchase Common Shares (“Options”) to directors, officers, employees, contractors and consultants of the Corporation or any of its subsidiaries (“Participants”).
     The maximum number of Common Shares which may be reserved for issuance under the Plan is currently 5,750,000. Since the Plan was amended in 2005, 843,807 Options were granted pursuant to the Plan, 1,040,492 Options were exercised and 83,875 Options were cancelled or expired. As a result, as at May 3, 2006, Options to purchase an aggregate of 4,709,508 Common Shares, representing approximately 8.15% of the issued and outstanding Common Shares on a fully diluted basis (8.89% on a non-diluted basis), remain outstanding and unexercised under the Plan. As at May 3, 2006, there are no Common Shares available for future grants of Options. On March 6, 2006, the Board conditionally granted 114,902 Options, subject to the approval of the Amendment and Related Resolutions by the Board and shareholders pursuant to the policies of the Toronto Stock Exchange (the “TSX”).
     Subject to the provisions of the Plan, the Board has authority to determine the limitations, restrictions and conditions, if any, applicable to the exercise of Options granted under the Plan. The Board establishes the exercise price of Options granted under the

Plan at the time of grant which must be not less than the closing price of the Common Shares on the TSX immediately preceding the date of the grant. Participants may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.
          The Board establishes the vesting terms of Options at the time of grant. Outstanding Options granted prior to the date hereof vest: (i) as to Options held by any officer, employee, consultant and contractor, annually, at the end of each 12 month period commencing from the date of the grant of the Options, as to the greater of 20,000 Common Shares and 20% of the number of Common Shares that may be purchased under the Options; and (ii) as to any director that is not an officer, employee, consultant or contractor, immediately upon grant as to 20% of the number of Common Shares which may be purchased under the Options and thereafter as to 20% on each anniversary of the date of grant. All such Options must be exercised no later than 10 years after the date of grant and is subject to the provisions described below regarding exercise following the Participant ceasing to be a director, officer, employee, contractor or consultant.
          The maximum number of Common Shares which may be reserved for issuance under Options to any Participant is 5% of the number of Common Shares (the “Outstanding Issue”) that are outstanding (on a non-diluted basis) immediately prior to the grant. The following limits are placed on issuances of Options to Insiders under the Plan: (i) the number of securities issuable to Insiders under all securities based compensation arrangements cannot exceed 10% of the Corporation’s outstanding securities; (ii) the number of securities to Insiders under all securities based compensation arrangements within a one year period cannot exceed 10% of the Corporation’s total issued and outstanding securities; and (iii) the maximum number of Common Shares which may be issued to any one Insider under the Plan within a one-year period shall be 5% of the Outstanding Issue.
          Options granted under the Plan must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board. Subject to the foregoing, and except as otherwise determined by the Board: (i) if a Participant ceases to be a director, officer, employee, contractor or consultant of the Corporation or any of its subsidiaries for any reason other than death, the Options held by such Participant will cease to be exercisable 30 days after the termination date (not including days on which the Participant is restricted from trading pursuant to any policy of the Corporation prohibiting trading during “trading blackout” periods); and (ii) if a Participant dies while prior to Options held by the Participant ceasing to be exercisable, the legal representatives of the Participant may exercise the Options within 12 months after the date of death, if the Options were by their terms exercisable on the date of death.
          If a Participant is a United States citizen or resident, the Plan provides that, in certain circumstances, the options may be characterized as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States, but only if designated by the Corporation. Where this is the case, the terms of the Plan provide for certain additional restrictions. The number of Common Shares issuable pursuant to options granted under the 2001 Incentive Stock Option Plan may be adjusted if any share reorganization, special distribution or corporate reorganization occurs, subject to prior approval of relevant stock exchanges.
          The Board may amend, suspend, or terminate the Plan in accordance with applicable legislation, subject to TSX and Shareholder approval.
          The Amendment and Related Resolutions
          On May 12, 2006 the Board approved the Amendment and Related Resolutions. If the Amendment and Related Resolutions are approved by the shareholders pursuant to the policies of the TSX, the total number of Common Shares which may be issued from and after the date of the Meeting pursuant to Options granted under the Plan will be 6,650,000, representing approximately 11.51% of the number of issued and outstanding Common Shares as at the date hereof on a fully diluted basis and 12.55% on a non-diluted basis. The Options to acquire an aggregate of 4,709,508 Common Shares granted under the Plan and outstanding and unexercised as at the date hereof represent approximately 70.82% of the total number of Common Shares which will be permitted to be issued from and after the date of the Meeting. Assuming that all such Options will ultimately be exercised in full, the remaining number of Common Shares that may be issued from and after the date of the Meeting pursuant to Options granted under the Plan will be 1,940,492 Common Shares (inclusive of the 114,902 Common Shares which may be acquired pursuant to the Options conditionally granted by the Board on March 6, 2006), representing approximately 3.36% of the Corporation’s currently issued and outstanding Common Shares on a fully diluted basis (3.66% on a non-diluted basis), and approximately 29.18% of the total number of Common Shares which will be permitted to be issued from and after the date of the Meeting.
          Unless specified in the deposited form of proxy that the Common Shares represented thereby are to be voted against the resolution to approve the Amendment and Related Resolutions, the persons named in the enclosed form of proxy intend to vote those Common Shares in favour of the approval of the following resolution:

“BE IT RESOLVED THAT, as an ordinary resolution, with respect to the Corporation’s 2001 Incentive Stock Option Plan (the “Plan”): (i) the amendment to the Plan to increase the maximum number of Common Shares issuable under the Plan from 5,750,000 representing 10.85% of the Corporation’s issued and outstanding Common Shares as of May 3, 2006 (9.95% on a fully diluted basis) to 6,650,000 representing 12.55% of the Corporation’s issued and outstanding Common Shares as at May 3, 2006 (11.51% on a fully diluted basis) is hereby approved; (ii) the replenishment of the maximum aggregate number of Common Shares issuable under the Plan is hereby approved; and (iii) the conditional grant of 114,902 options to purchase Common Shares is hereby ratified, confirmed and approved.
Any officer or director of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute and deliver such other documents and instruments and take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such action.”
A copy of the 2001 Incentive Stock Option Plan (revised to reflect the Amendment and Related Resolutions) will be available at the Meeting, and will be provided to any shareholder upon request to the attention of Joe Garcia, the Corporate Secretary of the Corporation by telephone: (604) 643-7991, by fax: (604) 622-5791, by mail: McCarthy Tétrault LLP, Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K2, or by email: jgarcia@mccarthy.ca, prior to the day of the Meeting.
STATEMENT OF EXECUTIVE COMPENSATION
Compensation of Executive Officers
The following table provides a summary of the compensation earned during the fiscal year ended December 31, 2005, the fiscal year ended December 31, 2004 and the thirteen month period ended December 31, 2003 by the Chief Executive Officer, the Chief Financial Officer and the Corporation’s three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer (such five officers are hereafter collectively called the “Named Executive Officers”).

		Annual Compensation						Long-Term Compensation
								Awards		Payouts
								Securities	Restricted
								Under	Shares or
						Other Annual		Options	Share	LTIP	All Other
Name and	Fiscal	Salary		Bonus		Compensation		Granted	Units	Payouts	Compensation
Principal Position	Period(1)	($)		($)		($)		(#)	#$)	($)	($)

Robert W. Rieder(2)	Dec. 31, 2005	469,747		125,000	(3)	Nil		34,435	Nil	Nil	Nil
President and Chief Executive Officer	Dec. 31, 2004	425,125		172,000	(4)	Nil		20,000	Nil	Nil	Nil
	Dec. 31, 2003	473,052		87,750		Nil		150,000	Nil	Nil	Nil

Douglas G. Janzen(5)	Dec. 31, 2005	389,583		60,000	(3)	Nil		16,529	Nil	Nil	Nil
Chief Financial Officer	Dec. 31, 2004	343,750		120,000	(4)	Nil		20,000	Nil	Nil	Nil
	Dec 31, 2003	260,929	(5)	105,000	(4)	Nil		550,000	Nil	Nil	17,343	(6)

Alan M. Ezrin	Dec. 31, 2005	363,387		47,000	(3)	51,785	(7)	12,948	Nil	Nil	Nil
Chief Scientific Officer	Dec. 31, 2004	355,485		118,888	(4)	56,062	(7)	20,000	Nil	Nil	Nil
	Dec. 31, 2003	384,829		66,750	(4)	61,169	(7)	Nil	Nil	Nil	Nil

Charles Fisher(9)	Dec. 31, 2005	384,232		61,325	(10)	Nil		600,000	Nil	Nil	1,274	(6)
Chief Medical Officer and Executive Vice-President,	Dec. 31, 2004	Nil		Nil		Nil		Nil	Nil	Nil	Nil
Clinical & Regulatory Affairs	Dec. 31, 2003	Nil		Nil		Nil		Nil	Nil	Nil	Nil

Donald A. McAfee(8)	Dec. 31, 2005	291,101		12,000		Nil		3,306	Nil	Nil	716	(6)
Vice-President,	Dec. 31, 2004	76,068		Nil		Nil		250,000	Nil	Nil	11,184	(6)
New Product Development	Dec. 31, 2003	Nil		Nil		Nil		Nil	Nil	Nil	Nil
Notes:

(1)	On December 31, 2003, the Corporation changed its fiscal year end from November 30 to December 31.

(2)	On March 8, 2006, Mr. Rieder’s position with the Company changed to Chief Executive Officer & Vice-Chairman of the Board.

(3)	This sum represents discretionary bonus paid for milestones achieved in the fiscal year ended December 31, 2004. As at the date of this Information Circular, the Board of Directors has yet to assign bonuses for the fiscal year ended December 31, 2005 to the Named Executive Officers.

(4)	These bonuses were earned by the Named Executive Officers in the financial year noted but were paid subsequent to the end of the financial year.

(5)	Douglas G. Janzen was hired by the Corporation in January 2003 at a base salary of $250,000 per year for this position of Chief Financial Officer. On March 8, 2006, Mr. Janzen was promoted to the position of President and Chief Business Officer. His salary was increased to $450,000 per year.

(6)	This sum represents relocation expenses paid.

(7)	This sum represents tax allowances paid as per his employment agreement at a rate of US$43,000 per year.

(8)	Donald A. McAfee was hired by the Corporation in October, 2004 at a base salary of US $250,000 per year. During the period of October 1, 2004 to December 31, 2004, total salary paid to Mr. McAfee was $76,068.

(9)	Charles Fisher was hired by the Corporation in January 2005 at a base salary of US$325,000 per year. During the period of January 17, 2005 to December 31, 2005, total salary paid to Dr. Fisher was $384,232.

(10)	This sum represents signing bonuses paid.
A description of the Corporation’s 2001 Incentive Stock Option Plan can be found under “Business of the Meeting – Amendment to the 2001 Incentive Stock Option Plan and Related Resolutions”.
Stock Options Granted in the 2005 Financial Year
During the twelve month period ended December 31, 2005, the following incentive stock options were granted to the Named Executive Officers.

				Market Value of
		% of Total Options		Securities Underlying
	Securities Under	Granted to Employees		Options on the Date
Name	Options Granted	In 2005 Financial Year	Exercise Price	of Grant (1)	Expiration Date

Robert W. Rieder	34,435	2.28%	$7.21	$7.00	June 15, 2011
Douglas G. Janzen	16,529	1.09%	$7.21	$7.00	June 15, 2011
Alan M. Ezrin	12,948	0.86%	$7.21	$7.00	June 15, 2011
Charles Fisher	600,000	39.68%	$8.95	$8.94	January 16, 2011
Donald A. McAfee	3,306	0.22%	$7.21	$7.00	June 15, 2011
NOTES:

(11)	Calculated as the closing price of the Common Shares of the Corporation on the TSX on the date of grant.
Aggregated Option Exercises During 2005 Financial Year and Option Value at the End of December 31, 2005
The following table sets forth details of all exercises of incentive stock options during the twelve month period ended December 31, 2005 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregate basis:

					Value of Unexercised
	Securities		Unexercised Options		In-The-Money Options at
	Acquired on	Aggregate Value	at December 31, 2005		December 31, 2005
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Robert W. Rieder	N/A	N/A	871,666	47,769	$6,705,163	$222,239
Douglas G. Janzen	N/A	N/A	396,666	189,863	$3,049,963	$1,485,482
Alan M. Ezrin	350,000	$1,126,400	359,166	26,282	$2,993,563	$66,937
Charles Fisher	N/A	N/A	120,000	480,000	$332,400	$1,329,600
Donald A. McAfee	N/A	N/A	100,000	153,306	$543,000	$829,410
Notes:

(5)	The closing price of the Common Shares of the Corporation on the TSX on December 31, 2005 was $11.72.
Employment Contracts with Named Executive Officers
The Corporation has entered into employment agreements with each of the Named Executive Officers.
          Robert W. Rieder
          Under the employment agreement with Robert W. Rieder dated March 8, 2002, Mr. Rieder’s position is President and Chief Executive Officer of the Corporation in consideration for an annual salary of US$300,000 payable in equal semi-monthly instalments. Effective March 8, 2006, Mr. Reider was no longer the President of the Corporation, but he continues the role as Chief Executive Officer and was appointed as Vice-Chairman of the Board. This salary is reviewed annually by the Board, and may be increased at its discretion each year, provided that it shall be increased by at least the percentage increase in the cost of living in the Vancouver area over the previous fiscal year. Mr. Rieder’s current annual salary is $500,864. Mr. Rieder is entitled to receive an annual cash bonus, based on the Corporation achieving certain milestones, with the milestones and portions of the bonus awarded in respect thereof annually agreed to between the Board and Mr. Rieder. Mr. Rieder is entitled to five weeks of paid vacation each year.

          Mr. Rieder’s employment agreement had an initial term of three years. The initial term is automatically renewed for further successive three-year terms and may be terminated by either party upon at least 30 days’ written notice before the end of the applicable term. If (i) Mr. Rieder’s employment is terminated without cause, (ii) Mr. Rieder’s responsibilities or authority are changed in a fundamental way without his acceptance, (iii) for any reason Mr. Rieder is not elected as a director of the Corporation at an annual meeting of shareholders, or (iv) there is a change of control of the Corporation, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of 18 months’ salary. In addition, upon termination of employment in these circumstances, all outstanding incentive stock options held by Mr. Rieder will be vested immediately and the fringe benefits related to life, health and disability insurance programs will be extended up to one year from the date of termination or change of control.
          Douglas G. Janzen
          Under the employment agreement with Douglas G. Janzen dated January 6, 2003, Mr. Janzen’s position is the Chief Financial Officer of the Corporation in consideration for an annual salary of $250,000, payable in equal semi-monthly instalments. On March 8, 2006, Mr. Janzen was promoted to the position of President and Chief Business Officer of the Corporation. This salary is reviewed annually by the Corporation. Mr. Janzen’s current annual salary is $450,000. Mr. Janzen is eligible for a discretionary annual cash bonus, if certain milestones agreed to between the Corporation and Mr. Janzen are met. He is entitled to six weeks of paid vacation each year.
          Mr. Janzen’s employment agreement has an indefinite term and may be terminated by Mr. Janzen upon at least 60 days’ written notice and he will be entitled to receive any salary owed and expenses incurred up to the date of termination. If Mr. Janzen’s employment is terminated by the Corporation without cause or there is a change of control of the Corporation, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of up to 12 months’ salary. In addition, upon termination of employment without cause or a change of control, 50% to 100% of the outstanding incentive stock options held by Mr. Janzen will be vested immediately and the fringe benefits related to life, health and disability insurance programs will be extended up to one year from the date of termination or change of control.
          Alan M. Ezrin
          Under the employment contract Alan M. Ezrin dated March 8, 2002, Dr. Ezrin’s position is the Chief Scientific Officer of the Corporation in consideration for an annual salary of US$250,000, payable in equal semi-monthly instalments. This salary is reviewed annually by the Board, and may be increased at its discretion each year, provided that it shall be increased by at least the percentage increase in the cost of living in the Vancouver area over the previous fiscal year. Dr. Ezrin’s current annual salary is US$302,000. Dr. Ezrin is entitled to receive an annual discretionary cash bonus if certain milestones agreed to between the Board and Dr. Ezrin are met. Dr. Ezrin is entitled to five weeks of paid vacation and received a tax allowance of US$43,000 each year.
          The initial term of Dr. Ezrin’s employment agreement is three years. The initial term was automatically renewed on March 8, 2005 and will continue to automatically renew for successive three-year terms unless either party provides at least 30 days’ written notice before the end of the current term. If (i) Dr. Ezrin’s employment is terminated without cause, (ii) Dr. Ezrin’s responsibilities or authority are changed in a fundamental way without his acceptance, (iii) for any reason, Dr. Ezrin is not elected as a director of the Corporation at an annual general meeting of shareholders, or (iv) there is a change of control of the Corporation, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of 18 months’ salary. In addition, upon termination of employment in these circumstances, all outstanding incentive stock options held by Dr. Ezrin will vest immediately and the fringe benefits related to life, health and disability insurance programs will be extended up to one year from the date of termination or change of control.
          Charles Fisher
          Under the employment agreement with Charles Fisher dated January 17, 2005, Dr. Fisher’s position is the Executive Vice President of Clinical Development and Regulatory Affairs and Chief Medical Officer of the Corporation in consideration for an annual salary of US$325,000, payable in equal semi-monthly instalments. This salary is reviewed annually by the Corporation. Dr. Fisher is eligible for a discretionary annual cash bonus, if certain milestones agreed to between the Corporation and Dr. Fisher are met. He also received a grant of 600,000 incentive stock options of which 120,000 vested upon grant and the remaining 480,000 will vest over four years, at a rate of 120,000 per year on the anniversary date of the date of grant. He is entitled to an additional grant of 100,000 options if certain milestones agreed to between the Corporation and Dr. Fisher are met. He is entitled to four weeks of paid vacation each year.
          Dr. Fisher’s employment agreement has an indefinite term and may be terminated by Dr. Fisher upon 30 days’ written notice and he will be entitled to receive any salary owed and expenses incurred up to the date of termination. If Dr. Fisher’s employment is terminated by the Corporation without cause or there is a change of control of the Corporation, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of up to 12 months’ salary. In addition, upon termination of employment without cause or a change of control, 50% to 100% of the outstanding incentive stock options held by Dr. Fisher will be vested immediately and the fringe benefits related to life, health and disability insurance programs will be extended up to one year from the date of termination or change of control.
          Donald A. McAfee
          Under the employment agreement with Donald A. McAfee dated October 1, 2004, Dr. McAfee acts as the Vice President, New Product Development of the Corporation in consideration for an annual salary of US$250,000, payable in equal semi-monthly instalments. This salary is reviewed annually by the Corporation. Dr. McAfee is eligible for a discretionary annual cash bonus, if certain milestones agreed to between the Corporation and Dr. McAfee are met. He also received a grant of 250,000 incentive stock options of which 50,000 vested upon grant and the remaining 200,000 will vest over four years, at a rate of 50,000 per year on the anniversary date of the date of grant. He is entitled to four weeks of paid vacation each year.
          Dr. McAfee’s employment agreement has an indefinite term and may be terminated by Dr. McAfee upon 30 days’ written notice and he will be entitled to receive any salary owed and expenses incurred up to the date of termination. If Dr. McAfee’s employment is terminated by the Corporation without cause, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of up to 12 months’ salary.
Directors and Senior Executives Liability Insurance and Indemnity Agreements
The Corporation maintains directors and senior executives liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office. Such insurance provides for an aggregate of US$15,000,000 annual protection against liability (less a deductible of up to US$250,000 payable by the Corporation depending on the nature of the claim). The annual premium paid by the Corporation for this insurance is US$455,500. The Corporation also has entered into indemnity agreements with directors and senior officers of the Corporation to provide certain indemnification to such directors and senior officers, as permitted by the Canada Business Corporation Act.
Composition of the Compensation Committee
The Compensation Committee of the Corporation consists of Drs. Mermelstein, Snyderman and Shlevin.
Report on Executive Compensation
The Corporation’s policy with respect to the compensation of the Chief Executive Officer and the other Named Executive Officers and other officers of the Corporation is based upon the principles that total compensation must: (1) be competitive in order to help attract and retain the talent needed to lead and grow the Corporation’s business; (2) provide a strong incentive for executives and key employees to work towards the achievement of the Corporation’s goals; and (3) ensure that the interests of management and the Corporation’s shareholders are aligned.
The total compensation paid to the Chief Executive Officer and each of the other Named Executive Officers of the Corporation consists primarily of base salary and a bonus based on the executive’s overall experience, responsibility and the achievement of corporate and personal objectives determined by the Board of Directors, together with recommendations from the Chief Executive Officer. The Named Executive Officers also receive option grants in accordance with the Corporation’s stock option plan upon their appointments and may receive additional option grants from time to time based on the achievement of certain corporate objectives and overall corporate progress. The imputed value of options granted is considered in the determination of total compensation, as is the value of benefits and any other perquisites received by a particular individual. The Corporation does not have a predetermined relative emphasis for each of the various components of compensation. See “Employment Contracts of Named Executive Officers”.
Base salary levels for the Named Executive Officers have been determined primarily on the basis of (i) the Compensation Committee’s review of the Chief Executive Officer’s assessment of each Named Executive Officer’s performance during the prior year; (ii) the Compensation Committee’s understanding of normal and appropriate salary levels for executives with responsibilities and experience comparable to that of the Named Executive Officers of the Corporation; and (iii) the terms of the Named Executive Officer’s employment agreement with the Corporation. In making such determination, external sources are consulted when deemed necessary by the Compensation Committee.

The Chief Executive Officer’s base salary has been determined after considering the salary levels of other executives with similar responsibilities and experience and after general discussions with outside advisors. The Chief Executive Officer’s base salary was compared to salary levels of comparable executives at a variety of companies, with particular emphasis on biotechnology companies. The Compensation Committee recommends such compensation to the Board for approval. The Chief Executive Officer of the Corporation is Mr. Robert W. Rieder.
Awards of bonuses depend upon whether the Corporation has met objectives established by the Compensation Committee and approved by the Board of Directors for the year. The amount of such bonuses is not subject to any minimum amount.
Report presented by:
Fred H. Mermelstein, Chair of the Compensation Committee
Ralph Snyderman, Member of the Compensation Committee
Harold Shlevin, Member of the Compensation Committee
Director Compensation
During the most recently completed fiscal year, non-management directors received compensation for services provided to the Corporation in their capacities as directors and/or consultants and/or experts as follows:

				Grant Date/
Name of Director	Directors’ Fees ($)(1)	Options Granted	Exercise Price	Expiry Date

Mark C. Rogers(2)	121,042	15,000	$7.21	June 7, 2005/June 6, 2010
Jackie M. Clegg(3)	30,478	15,000	$7.21	June 7, 2005/June 6, 2010
Fred H. Mermelstein(4)	33,250	15,000	$7.21	June 7, 2005/June 6, 2010
Peter W. Roberts(5)	20,908	50,000	$8.60	Sep 19, 2005/Sep 18, 2011
Harold H. Shlevin(6)	28,106	15,000	$7.21	June 7, 2005/June 6, 2010
Ralph Snyderman(7)	26,662	15,000	$7.21	June 7, 2005/June 6, 2010
Kenneth H. Galbraith(8)	11,768	—	—	—
Notes:

(1)	Included in the director fees are retainer fees and meeting fees.

(2)	Dr. Rogers has an additional 15,000 options to purchase Common Shares, which are exercisable at $7.21 per share with an expiry date of June 6, 2010.

(3)	Ms. Clegg has an additional 15,000 options to purchase Common Shares, which are exercisable at $7.21 per share with an expiry date of June 6, 2010.

(4)	Dr. Mermelstein has an addition 15,000 options to purchase Common Shares, which are exercisable at $7.21 per share with an expiry date of June 6, 2010.

(5)	Appointed director on September 18, 2005. Mr. Roberts has an additional 50,000 options to purchase Common Shares, which are exercisable at $8.60 per share with an expiry date of September 18, 2011.

(6)	Dr. Shlevin has an additional 15,000 options to purchase Common Shares, which are exercisable at $7.21 per share with an expiry date of June 6, 2010.

(7)	Dr. Snyderman has an additional 15,000 options to purchase Common Shares, which are exercisable at $7.21 per share with an expiry date of June 6, 2010.

(8)	Did not stand for re-election as a Director at the last annual meeting of the Corporation.
Effective June 6, 2005, non-management directors of the Corporation were entitled to receive the following compensation for 2005: US$5,000 as an annual retainer fee; US$1,000 per teleconference Board or committee meeting or US$2,500 per Board or committee meeting attended in person; and an annual grant of incentive stock options to acquire 15,000 Common Shares of the Corporation with an exercise price equal to the market price on the grant date. Management directors do not receive separate compensation for their participation in Board or committee meetings or for their services as directors of the Corporation, other than grants of incentive stock options. The Corporation pays all reasonable expenses associated with directors’ attendance at, and participation in, Board and committee meetings, and other Corporation business to which a director attends. The Board annually reviews the adequacy and form of the compensation of directors and ensures the compensation realistically reflects the responsibilities and risk involved in being an effective director.
Dr. Mark C. Rogers was appointed as the Chairman of the Corporation on March 11, 2002. Effective May 1, 2002, Dr. Rogers is paid an annual fee of US$100,000 for providing his advice on corporate and strategic matters and for overseeing all meetings of the Board of the Corporation. Dr. Rogers’ agreement has an initial term of three years. The initial term will be automatically renewed for further successive three-year terms and may be terminated by either party upon at least 30 days’ written notice before the end of the applicable term. During the twelve month period ended December 31, 2005, total fees paid to Dr. Rogers were $121,042.

Securities Authorized For Issuance Under Equity Compensation Plans
The following table provides information as of December 31, 2005 with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

Number of securities
remaining available for
	Number of securities to	Weighted average	future issuance under
	be issued upon exercise	Exercise price of	equity compensation plans
	of outstanding options,	of outstanding options,	(excluding securities
	warrants and rights	warrants and rights	Reflected in column (a))
	(a)	(b)	(c)

Plan Category
Equity compensation plans approved by securityholders	4,914,902	Cdn.$5.70	835,098
Equity compensation plans not approved by securityholders	—	—	—
Notes:

(1)	This information is given as at December 31, 2005 and is without giving effect to the Amendment and Related Resolutions described under “Business of the Meeting — Amendment of 2001 Incentive Stock Option Plan and Related Resolutions”.
2001 Incentive Stock Option Plan
A description of the Corporation’s 2001 Incentive Stock Option Plan can be found under “Business of the Meeting – Amendment to the 2001 Incentive Stock Option Plan and Related Resolutions”.
Indebtedness of Directors and Executive Officers
No director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation, and no associate of any such director, executive officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Corporation or any of its subsidiaries or had indebtedness to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

Performance Graph
The following graph compares the percentage change in the value of $100 invested in Common Shares of the Corporation with $100 invested in the S&P/TSX Composite Index from November 30, 2001 to December 31, 2005 (the Corporation’s most recent financial year end).

Year End	2001	2002	2003	2004	2005

COM	$100	$87.12	$175.00	$344.32	$443.94
S&P/TSX Composite Index	$100	$88.48	$110.71	$124.52	$151.80

Year End	Nov. 30, 2001	Nov. 30, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec 31, 2005

COM	100=$2.64	$2.30	$4.62	$9.09	$11.72
S&P/TSX Composite Index	100=7425.65	6570.42	8220.89	9246.65	11,272.26
Notes:

(1)	On December 31, 2003 the Corporation changed its fiscal year end from November 30 to December 31.
OTHER INFORMATION
Interest of Certain Persons in Matters to be Acted Upon
None of the directors or executive officers of the Corporation, no proposed nominee for election as a director of the Corporation, none of the persons who have been directors or executive officers of the Corporation at any time since January 1, 2005 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting other than the election of directors and other than the interest of the directors and executive officers in relation to the proposed Amendment to the 2001 Incentive Stock Option Plan and Related Resolutions. The directors and senior officers of the Corporation are eligible to be granted options under the 2001 Incentive Stock Option Plan and as a result might be considered to have an interest in the Amendment to the 2001 Incentive Stock Option Plan and Related Resolutions.
Interest of Informed Persons in Material Transactions
Other than as set out herein, none of the directors or officers of the corporation, no director or officer of a body corporate that is itself an insider or a subsidiary of the Corporation, no person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercised control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as director of the Corporation and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Corporation’s last financial year that has materially affected or would or could materially affect the Corporation or any of its subsidiaries.
Corporate Governance Practices
Effective June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practice (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees. The required disclosure under NI 58-101 is attached hereto as Schedule B. In addition, the disclosure required on the Audit Committee of the Corporation pursuant to MI 52-110 can be located in the Corporation’s Annual Information Form dated March 21, 2006.
Additional Information
Additional information relating to the Corporation may be found on SEDAR at www.sedar.com and at the Corporation’s website at www.cardiome.com. Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis (“MD&A”) for the most recently completed financial year.
The Corporation will provide to any person or company, without charge to any Shareholder, upon request to the Assistant Secretary of the Corporation, copies of the Corporation’s Annual Information Form together with a copy of any document (or the pertinent pages of any document) incorporated therein by reference, the Corporation’s comparative consolidated financial statements and MD&A for the year ended December 31, 2005 together with the accompanying auditor’s report and any interim consolidated financial statements of the Corporation that have been filed for any period after the end of the Corporation’s most recently completed financial year, and the Corporation’s Information Circular in respect of the Meeting to be held on June 12, 2006. The Corporation may require the payment of a reasonable charge if a person who is not a shareholder of the Corporation makes the request for information.
If a registered holder or beneficial owner of the Corporation’s securities, other than debt instruments, requests the Corporation’s annual or interim financial statements or MD&A, the Corporation will send a copy of the requested financial statements and MD&A (provided it was filed less than two years before the Corporation receives the request) to the person or company that made the request, without charge. Pursuant to National Instrument 51-102, the Corporation is required to annually send a request form to registered holders and beneficial owners of the Corporation’s securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of the Corporation’s annual financial statements and MD&A, interim financial statements and MD&A, or both. Registered holders and beneficial owners should review the request form carefully. In particular, registered holders and beneficial owners should note that, under applicable Canadian securities laws, the Corporation is only required to deliver financial statements and MD&A to a person or company that requests them. Failing to return a request form or otherwise specifically requesting a copy of the financial statements or MD&A from the Corporation may result in a registered holder or beneficial owner not being sent these documents. Copies of these documents can also be found at www.sedar.com.
Approval of Circular
The contents and sending of this Information Circular have been approved by the Board of Directors of the Corporation.
Dated at Vancouver, British Columbia, this 15th day of May, 2006.
By Order of the Board of Directors
Robert W. Rieder
Chief Executive Officer & Vice-Chairman

SCHEDULE A – REPORTING PACKAGE

April 21, 2006
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador
Yukon Registrar of Securities
Dear Sirs/Mesdames:

Re:	Notice of Change of Auditors — Cardiome Pharma Corp. (the “Corporation”)
     Pursuant to National Instrument 51-102 — Continuous Disclosure Obligations (“NI 51-102”), the Corporation hereby gives notice of a change of auditors, as follows:
1.	On April 21, 2006, Ernst & Young LLP (“E & Y”) was terminated as auditor of the Corporation by a decision of the Board to propose to holders of its qualified securities that KPMG LLP (“KPMG”) be appointed as auditor of the Corporation upon the expiry of E & Y’s term of appointment;

2.	The termination of E & Y and the appointment of KPMG were approved by the audit committee of the Board and the Board on April 21, 2006.

3.	There were no reservations in the auditor’s reports prepared by E & Y in respect of the Corporation’s financial statements for the years ended December 31, 2004 and December 31, 2005 or any subsequent period.

4.	There were no reportable events (as defined in NI 51-102) between the Corporation and E&Y.
CARDIOME PHARMA CORP.

Per:
Doug Janzen
President and Chief Business Officer

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador
Yukon Registrar of Securities
May 5, 2006
Dear Sirs/Madames
Re: Cardiome Pharma Corp. (the “Corporation”)
Please be advised that, in connection with National Instrument 51-102: Continuous Disclosure Obligations, we hereby notify you that we have read the Corporation’s Notice of Change of Auditors dated April 21, 2006 and, based on our knowledge at this time, we are in agreement with the statements contained in said notice.
Yours very truly
Chartered Accountants
KPMG LLP. a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

▪	Ernst & Young LLP Chartered Accountants Pacific Centre P.O. Box 10101 700 West Georgia Street	▪	Phone: 604 891 -8200 Fax: 604 643-5422
Vancouver, Canada V7Y 1C7
May 4, 2006

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marché financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Yukon Registrar of Securities
Dear Sirs:
Re: Cardiome Pharma Corp.
We acknowledge receipt of a Notice of Change of Auditors (the “Notice”) dated April 21, 2006 delivered to us by Cardiome Pharma Corp. in respect of the replacement of Ernst & Young LLP from the office of auditor of Cardiome Pharma Corp. and the subsequent appointment of KPMG LLP to that office.
Please accept this letter as confirmation by Ernst & Young LLP that we have read the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein that pertains to this Firm.
We trust the foregoing is satisfactory. If you have any questions, please do not hesitate to contact Dennis Bettiol at (604) 643-5423.
Sincerely,
Ernst & Young LLP
▪    A member of Ernst & Young International, Ltd.

SCHEDULE B – CORPORATE GOVERNANCE PRACTICES
Effective June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practice (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees. In addition to the disclosure provided below, the disclosure required on the Audit Committee of the Corporation required by MI 52-110 can be located in the Corporation’s Annual Information Form dated March 21, 2006.
General
The Corporation is committed to sound and comprehensive corporate governance policies and practices and is of the view that their corporate governance policies and practices, outlined below, are comprehensive and consistent with NP 58-201 and MI 52-110.
Board of Directors
The Board of Directors of the Corporation (the “Board”) encourages sound and comprehensive corporate governance policies and practices designed to promote the ongoing development of the Corporation.
Composition of the Board
The Corporation’s Board is currently composed of seven (7) directors, a majority of whom are independent directors. An “independent” board member, as further defined in MI 52-110, means that such member has no “material relationship” with the issuer. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s judgment.

Director	Independent	Director	Independent
Mark C. Rogers	Yes	Peter W. Roberts	Yes
Robert W. Rieder	No	Harold H. Shlevin	Yes
Jackie M. Clegg	Yes	Ralph Snyderman	Yes
Fred H. Mermelstein	Yes
Robert W. Rieder, the Chief Executive Officer of the Corporation, is not an independent director by virtue of his role on the Corporation’s senior management team.
The following table outlines other reporting issuers that board member are directors of:

Board Member	Reporting Issuer
Mark C. Rogers	—
Robert W. Rieder	Stressgen Biotechnologies Corp. Bradmer Pharmaceuticals Inc.
Jackie M. Clegg	Brookdale Senior Living Blockbuster Inc. Javelin Pharmaceuticals Inc. Chicago Board of Trade
Fred H. Mermelstein	Javelin Pharmaceuticals, Inc. Adherex Technologies Inc.
Peter W. Roberts	Bradmer Pharmaceuticals Inc.
Harold H. Shlevin	—
Ralph Snyderman	Proctor & Gamble Co. Axonyx Inc.
The independent directors meet at least once per quarter without the presence of non-independent directors and member of management.
Mark C. Rogers, the Chairman of the Board (the “Chair”) is an independent director. The Chair provides leadership to the Board in discharging its mandate and also assists the Board in discharging its stewardship function which includes ensuring the integrity of management, strategic planning, identifying risks, succession planning, adopting a communication policy, internal control and management information systems and the Corporation’s approach to corporate governance. The Chair provides advice and mentorship to the Chief Executive Officer of the Corporation (the “CEO”), particularly with respect to matters of strategic significance to the Corporation. The Chair promotes delivery of information to the Board and is responsible for scheduling and organization of meetings of directors.
The following table illustrates the attendance record of each director for all board meetings held in 2005.

Board Member	Meetings Attended
Mark C. Rogers	10 of 10
Robert W. Rieder	9 of 10
Jackie M. Clegg	10 of 10
Fred H. Mermelstein	10 of 10
Peter W. Roberts(1)	2 of 2
Harold H. Shlevin	9 of 10
Ralph Snyderman	9 of 10
Kenneth Galbraith(2)	5 of 7
Notes:

(1)	Appointed to the Board on September 18, 2005

(2)	Ceased to be a director on June 6, 2005
Board Mandate
The Board has adopted a Board Mandate in which it explicitly assumes responsibility for stewardship of the Corporation. The Board is mandated to represent the shareholders to select the appropriate CEO, assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed benchmarks, and assure the integrity of financial reports. A copy of the Board Mandate is attached hereto as Appendix A.
Position Descriptions
The Board has developed written position descriptions for the Chair and the chairs of each of the audit committee, the compensation committee, the corporate governance committee and the nomination committee. The CEO also has a written position description that has been approved by the Board.
Orientation and Continuing Education
It is the mandate of the Corporate Governance Committee to ensure that a process is established for the orientation and education of new directors which addresses the nature and operation of the Corporation’s business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Corporation expects from its directors).
With respect to the continuing education of directors, the Corporate Governance Committee ensures that directors receive adequate information and continuing education opportunities on an ongoing basis to enable directors to maintain their skills and abilities as directors and to ensure their knowledge and understanding of the Corporation’s business remains current.
Ethical Business Conduct
The Corporation has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the directors, officers and employees of the Corporation and each of its subsidiaries. Additionally, consultants and contractors for Cardiome are expected to abide by the Code. The Code is disclosed on the Corporation’s website at: www.cardiome.com.
It is recognized within the code that in certain situations, compliance may be difficult to monitor. The Code sets out a framework for compliance. A compliance officer is appointed by the Board to deal with questions or concerns relating to compliance that cannot be dealt with by management. The Board has also adopted a Whistle Blower Policy which sets forth the procedures for (i) the receipt, retention and treatment of complaints and concerns regarding accounting, internal accounting controls and auditing matters; and (ii) the confidential and anonymous submission of complaints or concerns regarding questionable accounting or auditing matters.
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In considering transactions and agreements in respect of which a director or executive officer has a material interest, the Board ensures that the individual director or executive officer abstains from the discussion and conclusion with respect to the transaction or agreement, as the case may be.
The Corporation is committed to maintaining the highest standards of corporate governance and this philosophy is continually communicated by the Board to management which in turn is emphasized to the employees of the Corporation on a continuous basis.
Nomination of Directors
It is the mandate of the Nomination Committee to identify and recommend qualified candidates for the Board. In assessing whether identified candidates are suitable for the Board, the Nomination Committee considers: (i) the competencies and skills considered necessary for the Board as a whole; (ii) the competencies and skills that the existing directors possess and the competencies and skills nominees will bring to the Board; and (iii) whether nominees can devote sufficient time and resources to his or her duties as a member of the Board. In addition, the Nomination Committee assesses the participation, contribution and effectiveness of the individual members of the Board on an annual basis. All members of the Nomination Committee are independent in accordance with the mandate of the Nomination Committee.
The Nomination Committee is currently seeking suitable candidates for the Board and it is anticipated that if suitable candidates are identified and recommended to the Board by the Nomination Committee, the Board will be reconstituted to include such candidates.
Compensation
The Compensation Committee is responsible for board compensation, the establishment of salaries of executive management and senior staff, review of the contingency plan for management succession and employee-employer relations. The Compensation Committee reviews and makes recommendations to the Board regarding the corporate goals and objective, performance and compensation of the CEO on an annual basis and is responsible for reviewing the recommendations of the CEO regarding compensation of the senior officers, the compensation policy of the Corporation (including internal structure, annual review and relationship to market levels and changes), significant changes in the Corporation’s benefit plan and human resources policies and the issuance of stock options to employees, consultants and directors. The Compensation Committee is comprised of independent directors in accordance with the mandate of the Compensation Committee.
In addition, the Compensation Committee reviews and recommends changes to the compensation of the members of the Board based on a comparison of peer companies and issues relevant to the Corporation. The Compensation Committee also reviews and makes recommendations regarding annual bonus policies for employees, the incentive-compensation plans and equity-based plans for the Corporation and reviews executive compensation disclosure before the Corporation publicly discloses this information.
Further information pertaining to the compensation of directors and officers can be found in this Circular under the heading “Statement of Executive Compensation”.
Other Board Committees
The Corporation has a Scientific Advisory Board which currently comprised of six (6) members, one of whom is a member of the Board and all of whom are members in the scientific community. The members of the Scientific Advisory Board assist, consult and advise the Corporation with respect to technology, products, process and other opportunities associated with the biotechnology industry that may be of interest to the Corporation.
Assessments
It is the Board’s mandate, in conjunction with the Nomination Committee, to assess the participation, contributions and effectiveness of the Chair and the individual members of the Board on an annual basis. The Board also monitors the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management.
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APPENDIX A
CARDIOME PHARMA CORP.
BOARD MANDATE
“A committed, cohesive and effective board adds value, first and foremost, by selecting the right CEO for the company. Beyond this, the board contributes to value in a number of ways discussed below. These include assessing and approving the strategic direction of the company, ensuring that management has in place appropriate processes for risk assessment, management and internal control, monitoring performance against agreed benchmarks, and assuring the integrity of financial reports. When boards add value by fulfilling their responsibilities in these areas, it will result in greater transparency and understanding of a company’s situation by its major shareholders.”
Source: Beyond Compliance: Building a Governance Culture — Final Report issued by Joint Committee on Corporate Governance.
Purpose
The board of directors (the “Board”) of Cardiome Pharma Corp. (the “Corporation”) is responsible for the proper stewardship of the Corporation. The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer (“CEO”), assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed bench marks, and assure the integrity of financial reports.
Membership and Reporting
1.	The Board will be comprised of a majority of independent directors and will have no more than nine members.
2.	Appointments to the Board will be reviewed on an annual basis. The Nomination Committee, in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.
3.	The chairman of the Board (the “Chairman”) will be a non-management director and will be appointed by a vote of the Board on an annual basis.

4.	The Board will report to the shareholders of the Corporation.
Terms of Reference
Meetings
1.	The Board will meet as required, but at least once quarterly.
2.	The independent directors will meet as required, without the non-independent directors and members of management, but at least once quarterly.
Meeting Preparation and Attendance
3.	In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:
(a)	review thoroughly the materials provided to the directors in connection with the meeting and be adequately prepared for the meeting; and

(b)	attend each meeting, in person, by phone or by video-conference depending on the format of the meeting, to the extent practicable.
Corporate Planning
4.	The Board will:

(a)	adopt a strategic planning process and approve a strategic plan each year; and

(b)	approve and monitor the operational plans and budgets of the Corporation submitted by management at the beginning of each fiscal year.
Risk Management and Ethics
5.	The Board will:
(a)	ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations and according to the highest ethical standards;

(b)	identify and document the financial risks and other risks that the Corporation must face in the course of its business and ensure that such risks are appropriately managed; and
     (c) adopt a disclosure policy.
Supervision of Management
6.	The Board will:
(a)	to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers and that all such officers are creating a culture of integrity throughout the Corporation;

(b)	ensure that the CEO is appropriately managing the business of the Corporation;

(c)	ensure appropriate succession planning is in place;

(d)	establish corporate objectives for CEO annually and evaluate the performance of CEO against these corporate objectives;

(e)	consider and approve major business initiatives and corporate transactions proposed by management; and

(f)	ensure the Corporation has internal control and management information systems in place.
Management of Board Affairs
7.	The Board will:
(a)	develop a process for the orientation and education of new members of the Board;

(b)	support continuing education opportunities for all members of the Board;

(c)	in conjunction with the Nomination Committee, assess the participation, contributions and effectiveness of the Chairman, and individual board members on an annual basis;

(d)	monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;

(e)	establish the committees of the Board it deems necessary to assist it in the fulfillment of its mandate; and

(f)	disclose on an annual basis the mandate, composition of the board and its committees.